EXHIBIT 11.1 CPI CORP. COMPUTATION OF EARNINGS PER SHARE - DILUTED FISCAL YEARS ENDED FEBRUARY 7, 2004, FEBRUARY 1, 2003 AND FEBRUARY 2, 2002

	2003	2002	2001

Common shares outstanding at beginning of
fiscal period	18,288,006	18,201,743	17,885,645
Shares issued during the period - weighted average	54,113	76,709	194,810
Shares issuable under employee stock plans -
weighted average	21,919	31,823	38,153
Dilutive effect of exercise of certain stock options	44,626	14,500	60,150

Less: Treasury stock - weighted average	(10,260,500)	(10,238,303)	(10,239,843)

Weighted average number of common and common
equivalent shares	8,148,164	8,086,472	7,938,915

Net earnings (loss) applicable to common shares:
From continuing operations	$1,217,529	$7,633,569	$7,022,337
From discontinued operations	—	(1,093,844)	(481,692)

Net earnings	$1,217,529	$6,539,725	$6,540,645

Net earnings (loss) per common and common
equivalent shares:
From continuing operations	$0.15	$0.94	$0.88
From discontinued operations	—	(0.14)	(0.06)

Earnings per common share	$0.15	$0.80	$0.82

Options to purchase 167,728, 964,448 and 1,006,620 shares of common stock were outstanding during 2003, 2002 and 2001, respectively, but were not included in the computation of diluted EPS because the options' exercise price was greater than the average market price of the common shares.